UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

David N. Smith, Managing Director

MAK Capital One L.L.C.

590 Madison Avenue
31st Floor

New York, NY 10022

(212) 486-3211

With a copy to:

Howard M. Berkower

McCarter & English, LLP

825 Eighth Avenue

New York, NY 10019

(212) 609-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	SCHEDULE 13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS MAK Capital One L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,170,301 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,170,301 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,301 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (See Item 5)**
14	TYPE OF REPORTING PERSON IA

* * The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,170,301 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,170,301 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,301 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% *
14	TYPE OF REPORTING PERSON IN

* The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D/A	Page 4 of 6

1	NAMES OF REPORTING PERSONS MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,170,301 Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,170,301 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,301 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% *
14	TYPE OF REPORTING PERSON PN

* The calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

CUSIP No. G98338109	SCHEDULE 13D/A	Page 5 of 6

Item 1.	Security and Issuer.

This Amendment Number 1 to the statement on Schedule 13D (“Amendment 1”) amends the Schedule 13D filed by the Reporting Persons on July 1, 2022 (“Schedule 13D”) relating to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Yatra Online, Inc., a company formed in The Cayman Islands (the “Issuer”). The principal executive offices of the Issuer are located at Gulf Adiba, Plot 272, 4th Floor, Udyog Viha, Phase-II, Sector 20, Gurugram-122008, Haryana, India.

Except as specifically provided herein, this Amendment 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment 1 shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by the addition of the following:

The Reporting Persons acquired the Ordinary Shares reported in Item 5(b) of this Amendment 1 at an aggregate cost of $122,743. The funds used to purchase these Ordinary Shares were obtained from the general working capital of MAK Fund which may at any given time include funds borrowed in the ordinary course in its margin account.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following:

On July 17, 2022, Reporting Persons and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”).

Effective upon the execution and delivery of the Cooperation Agreement, the Issuer’s Board of Directors (the “Board”) expanded the size of the Board from five to six members, and appointed Michael A. Kaufman to the Board for a term expiring at the Issuer’s 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”).

Pursuant to the Cooperation Agreement, the parties agreed that the Issuer would make certain revisions to Proposal No. 3 to be voted on by shareholders at the 2022 annual general meeting (“Revised Proposal No. 3”) regarding the adoption by way of special resolution of the Seventh Amended and Restated Memorandum and Articles of Association of the Issuer (the “New Articles”). Revised Proposal No. 3 includes a proposed amendment that, if approved by shareholders, will require the Issuer to hold an annual general meeting each calendar year. Revised Proposal No. 3 also proposes a revised definition of “Loss of Control” in the New Articles to clarify under what circumstances a “Loss of Control” will occur. The loss of control provision is intended to address a possible deconsolidation between Yatra Online Limited, the Issuer and other subsidiaries that are or may be listed on international exchanges. Revised Proposal No. 3 also proposes that the New Articles provide that the Issuer will not allow or approve a Loss of Control Event without first obtaining the approval of an ordinary resolution.

In addition, during the term of the Cooperation Agreement, the Reporting Persons will be subject to customary standstill restrictions, including with respect to acquiring, or controlling, beneficial ownership of more than 39.9% of the Issuer’s outstanding Ordinary Shares, nominating or recommending for nomination any persons for election to the Board (except as expressly permitted by the Cooperation Agreement), submitting any proposal for consideration at any annual general or extraordinary meetings and soliciting any proxy, consent or other authority to vote from shareholders or conducting any other referendum (including any “withhold,” “vote no” or similar campaign). During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all of its respective shares of the Issuer’s Ordinary Shares at all annual general and extraordinary meetings and any consent solicitations of the Issuer’s shareholders in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions.

The Cooperation Agreement contains customary litigation, non-disparagement and confidentiality provisions, and will terminate on the date that is the earlier to occur of (i) 30 calendar days prior to the 2023 Annual General Meeting or (ii) 60 calendar days following the resignation from the Board of Mr. Kaufman.

The summary above of the terms of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.1, to the Issuer’s Current Report on Form 6-K filed on July 18, 2022 and is incorporated herein by reference.

CUSIP No. G98338109	SCHEDULE 13D/A	Page 6 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)                 The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Pursuant to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own and share voting and dispositive power in respect of 12,170,301 Ordinary Shares representing 19.4%.

This calculation is based upon 62,585,836 Ordinary Shares (on an as converted basis) as reported by the Issuer on its Earnings Release dated June 3, 2022 filed as Exhibit 99.1 to its Form 6K/A filed with the Securities and Exchange Commission on June 3, 2022.

(b)                 A list of the transactions in the Issuer’s Ordinary Shares that were affected by the Reporting Persons since June 30, 2022, the date of the Schedule 13D is attached hereto as Schedule A and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Amendment 1 is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.

99.2.	Cooperation Agreement, dated July 17, 2022, by and among the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2022

MAK CAPITAL ONE L.L.C.

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman
MICHAEL A. KAUFMAN

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

SCHEDULE A

RECENT TRANSACTIONS

The following transactions in the Ordinary Shares (unless otherwise specified) were effected by MAK Capital Fund LP since June 30, 2022, the date of the Schedule 13D.

Date Acquired	Shares Acquired	Price per Share (excl. of commissions)
7/1	54,422	$2.2554

The above transactions were effected on the open market.

INDEX TO EXHIBITS

99.1.	Joint Filing Agreement (previously filed)
99.2	Cooperation Agreement, dated July 17, 2022, by and among the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed on July 18, 2022.)